UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 8)1

Lifecore Biomedical, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

514766104

(CUSIP Number)

CHRISTOPHER S. KIPER

LEGION PARTNERS ASSET MANAGEMENT, LLC

12121 Wilshire Blvd, Suite 1240

Los Angeles, CA 90025

(424) 253-1773

ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 28, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

Legion Partners, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,593,174*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,593,174*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,593,174*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.1%
14	TYPE OF REPORTING PERSON

PN

* Includes 1,820,218 Shares issuable upon conversion of certain shares of Series A Preferred Stock that are immediately convertible.

2

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

Legion Partners, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		340,371*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

340,371*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

340,371*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%
14	TYPE OF REPORTING PERSON

PN

* Includes 173,187 Shares issuable upon conversion of certain shares of Series A Preferred Stock that are immediately convertible.

3

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

Legion Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,933,545*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,933,545*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,933,545*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.2%
14	TYPE OF REPORTING PERSON

OO

* Includes 1,993,405 Shares issuable upon conversion of certain shares of Series A Preferred Stock that are immediately convertible.

4

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,961,614*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,961,614*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,961,614*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.2%
14	TYPE OF REPORTING PERSON

IA

* Includes 1,993,405 Shares issuable upon conversion of certain shares of Series A Preferred Stock that are immediately convertible.

5

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

Legion Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,961,814*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,961,814*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,961,814*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.2%
14	TYPE OF REPORTING PERSON

OO

* Includes 1,993,405 Shares issuable upon conversion of certain shares of Series A Preferred Stock that are immediately convertible.

6

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,961,814*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,961,814*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,961,814*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.2%
14	TYPE OF REPORTING PERSON

IN

* Includes 1,993,405 Shares issuable upon conversion of certain shares of Series A Preferred Stock that are immediately convertible.

7

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

Raymond T. White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,961,814*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,961,814*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,961,814*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.2%
14	TYPE OF REPORTING PERSON

IN

* Includes 1,993,405 Shares issuable upon conversion of certain shares of Series A Preferred Stock that are immediately convertible.

8

CUSIP No. 514766104

The following constitutes Amendment No. 8 to the Schedule 13D filed by the undersigned (“Amendment No. 8”). This Amendment No. 8 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Legion Partners I, Legion Partners II and Legion Partners Holdings were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted herein or in Schedule A, which is incorporated herein by reference. The aggregate purchase price of the 2,772,956 Shares owned directly by Legion Partners I is approximately $28,130,183, including brokerage commissions. The aggregate purchase price of the 167,184 Shares owned directly by Legion Partners II is approximately $1,725,288, including brokerage commissions. The aggregate purchase price of the 200 Shares owned directly by Legion Partners Holdings is approximately $2,082, including brokerage commissions.

As detailed in Item 4 of Amendment No. 6, which information is incorporated herein by reference, the Series A Preferred Stock (as defined therein) purchased by Legion Partners I and Legion Partners II are converted into Shares at any time by Legion Partners I and Legion Partners II, which Shares are treated as beneficially owned for purposes of this Schedule 13D. The shares of Series A Preferred Stock purchased by each of Legion Partners I and Legion Partners II were purchased directly from the Issuer with working capital pursuant to the terms of the Purchase Agreement (as defined therein). The aggregate purchase price of the 11,414 shares of Series A Preferred Stock owned directly by Legion Partners I is approximately $11,414,000. Approximately 1,328 Shares of Series A Preferred Stock owned directly by Legion Partners I were received as dividends. The aggregate purchase price of the 1,086 shares of Series A Preferred Stock owned directly by Legion Partners II is approximately $1,086,000. Approximately 126 Shares of Series A Preferred Stock owned directly by Legion Partners II were received as dividends.

In connection with the appointment of Christopher S. Kiper to the Board of Directors of the Issuer (the “Board”), as further described in Item 4 to Amendment No. 6, Mr. Kiper has been awarded certain restricted stock units (“RSUs”) in connection with his service as a director of the Issuer, including (i) 5,906 RSUs awarded on January 9, 2023 which vested on the first anniversary of the grant date and were automatically settled in shares of common stock and (ii) 3,981 RSUs awarded on February 1, 2023 that vested on the first anniversary of the grant date and were automatically settled in shares of common stock and (iii) 18,182 RSUs awarded on June 1, 2023 that vested on the first anniversary of the grant date and were automatically settled in shares of common stock.

Because Mr. Kiper serves on the Board as a representative of Legion Partners Asset Management and the Reporting Persons, he does not have a right to any economic interest in securities of the Issuer granted to him by the Issuer in respect of his Board position. As a result, when the Issuer delivered such RSUs to Mr. Kiper, Legion Partners Asset Management was entitled to receive all of the economic interests in securities granted to Mr. Kiper by the Issuer in respect of Mr. Kiper’s Board position, for no consideration.

9

CUSIP No. 514766104

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On June 28, 2024, the Reporting Persons entered into a cooperation agreement (the “Cooperation Agreement”) with the Issuer pursuant to which, among other things, the Issuer agreed to nominate Mr. Kiper for election to the Board as a Class 1 director by the holders of the Series A Preferred Stock at the Issuer’s annual meeting of stockholders for the 2024 fiscal year (the “2024 Annual Meeting”), with a term expiring at the Issuer’s annual meeting of stockholders for the 2026 fiscal year (the “2026 Annual Meeting”) (or, if the Declassification Proposal (as defined below) is approved by the Issuer’s stockholders at the Issuer’s annual meeting of stockholders for the 2023 fiscal year (the “2023 Annual Meeting”), with a term expiring at the Issuer’s annual meeting of stockholders for the 2025 fiscal year (the “2025 Annual Meeting”) and, in such event, Mr. Kiper will also be nominated for election to the Board as a director by the holders of the Series A Preferred Stock at the 2025 Annual Meeting, with a term expiring at the 2026 Annual Meeting).

Additionally, the Board also agreed to take all necessary actions to submit to the stockholders of the Issuer at the 2023 Annual Meeting a proposal to approve an amendment (the “Declassification Amendment”) of Article VI of the Amended and Restated Certificate of Incorporation of the Issuer to provide for the phased-in declassification of the Board, with Class 1 directors being elected annually beginning at the 2024 Annual Meeting and with Class 2 directors being elected annually beginning at the 2025 Annual Meeting, such that the Board would be fully declassified at the time of the 2025 Annual Meeting (the “Declassification Proposal”). The Board also agreed to recommend in favor of the Declassification Proposal in the Issuer’s proxy statement and proxy card prepared, filed with the SEC and delivered to the Issuer’s stockholders in connection with the 2023 Annual Meeting, and, upon the approval of the Declassification Proposal, shall promptly file the Declassification Amendment with the Secretary of State of the State of Delaware upon such approval.

Under the terms of the Cooperation Agreement, the Reporting Persons have agreed to certain customary standstill provisions with respect to their actions with regard to the Issuer, the Shares, and the Series A Preferred Stock for the duration of the Standstill Period. The Standstill Period begins as of the date of the Cooperation Agreement and expires upon the earlier of immediately after the 2025 Annual Meeting or October 31, 2025; provided however, that the Standstill Period may expire earlier upon the occurrence of certain actions or inactions, as described in the Cooperation Agreement.

Pursuant to the Cooperation Agreement, the Reporting Persons agreed that during the pendency of the Standstill Period, the Reporting Persons will take certain actions, including to vote, or cause to be voted, all Shares and Series A Preferred Stock beneficially owned by the Reporting Persons in favor of (a) each of the directors nominated by the Board and recommended by the Board in the election of directors (and not in favor of any other nominees to serve on the Board), and (b) each of the other proposals listed on the Issuer’s proxy card or voting instruction form as identified in the Issuer’s proxy statement in accordance with the Board’s recommendations; provided, however, that in the event that Institutional Shareholder Services Inc. (“ISS”) or Glass Lewis & Co., LLC (“Glass Lewis”) recommends otherwise with respect to any proposals (other than the election or removal of directors or any proposed increase in the authorized shares of the Issuer), each of the Reporting Persons shall be permitted to vote in accordance with the ISS or Glass Lewis recommendations; provided, further, that each of the Reporting Persons shall be permitted to vote in their sole discretion with respect to any publicly announced proposals relating to a merger, acquisition, disposition business combination, amalgamation, recapitalization, restructuring, distribution, spin-off, joint venture, any tender or exchange offer, any dissolution, liquidation, or reorganization of the Issuer, any debt or equity issuances or financings, the implementation of takeover defenses not in existence as of the date of the Cooperation Agreement, or any other similar extraordinary matters involving the Issuer requiring a vote of stockholders of the Issuer.

The Cooperation Agreement also contains certain customary confidentiality, non-disparagement, and other undertakings by the Reporting Persons and the Issuer. In addition, the parties have made customary representations and warranties.

10

CUSIP No. 514766104

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Cooperation Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)–(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 30,546,936 Shares outstanding as of March 14, 2024, which is the total number of shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 20, 2024, plus all of the 1,993,405 Shares underlying the Series A Preferred Stock that can be converted by the Reporting Persons at any time as further described in Item 4 of this Schedule 13D.

A.	Legion Partners I
(a)	As of the close of business on July 1, 2024, Legion Partners I beneficially owned 4,593,174 Shares, including 1,820,218 Shares issuable upon conversion of certain shares of Series A Preferred Stock that are immediately convertible.

Percentage: Approximately 14.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,593,174
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,593,174

(c)	Legion Partners I has not entered into any transactions in the Issuer’s securities during the past sixty days.
B.	Legion Partners II
(a)	As of the close of business on July 1, 2024, Legion Partners II beneficially owned 340,371 Shares, including 173,187 Shares issuable upon conversion of certain shares of Series A Preferred Stock that are immediately convertible.

Percentage: Approximately 1.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 340,371
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 340,371

(c)	Legion Partners II has not entered into any transactions in the Issuer’s securities during the past sixty days.
C.	Legion Partners, LLC
(a)	As the general partner of each of Legion Partners I and Legion Partners II, Legion Partners, LLC may be deemed the beneficial owner of the (i) 4,593,174 Shares beneficially owned by Legion Partners I and (ii) 340,371 Shares beneficially owned by Legion Partners II.
11

CUSIP No. 514766104

Percentage: Approximately 15.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,933,545
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,933,545

(c)	Legion Partners, LLC has not entered into any transactions in the Issuer’s securities during the past sixty days.
D.	Legion Partners Asset Management
(a)	As the investment advisor of each of Legion Partners I and Legion Partners II, Legion Partners Asset Management may be deemed the beneficial owner of the (i) 4,593,174 Shares beneficially owned by Legion Partners I, (ii) 340,371 Shares beneficially owned by Legion Partners II and (iii) 28,069 Shares that were granted to Mr. Kiper by the Issuer in his capacity as a director of the Issuer.

Percentage: Approximately 15.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,961,614
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,961,614

(c)	Legion Partners Asset Management has not entered into any transactions in the Issuer’s securities during the past sixty days.
E.	Legion Partners Holdings
(a)	As of the close of business on July 1, 2024, Legion Partners Holdings beneficially owned 200 Shares. As the sole member of Legion Partners Asset Management and the sole member of Legion Partners, LLC, Legion Partners Holdings may be deemed the beneficial owner of the (i) 4,593,174 Shares beneficially owned by Legion Partners I, (ii) 340,371 Shares beneficially owned by Legion Partners II and (iii) 28,069 Shares that were granted to Mr. Kiper by the Issuer in his capacity as a director of the Issuer.

Percentage: Approximately 15.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,961,814
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,961,814

(c)	Legion Partners Holdings has not entered into any transactions in the Issuer’s securities during the past sixty days.
12

CUSIP No. 514766104

F.	Messrs. Kiper and White
(a)	Each of Messrs. Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 4,593,174 Shares beneficially owned by Legion Partners I, (ii) 340,371 Shares beneficially owned by Legion Partners II, (iii) 200 Shares beneficially owned by Legion Partners Holdings and (iv) 28,069 Shares that were granted to Mr. Kiper by the Issuer in his capacity as a director of the Issuer.

Percentage: Approximately 15.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,961,814
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,961,814

(c)	Neither Mr. Kiper nor Mr. White has entered into any transactions in the Issuer’s securities during the past sixty days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On June 28, 2024, the Reporting Persons and the Issuer entered into the Cooperation Agreement as defined and described in Item 4 above, which is attached as Exhibit 99.1 hereto and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibit.
99.1	Cooperation Agreement, dated June 28, 2024 (incorporated by reference to Ex. 10.2 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 1, 2024).

13

CUSIP No. 514766104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2024

Legion Partners, L.P. I

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, L.P. II

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, LLC

By:	Legion Partners Holdings, LLC
Managing Member

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

Legion Partners Asset Management, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Holdings, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

14

CUSIP No. 514766104

/s/ Christopher S. Kiper
Christopher S. Kiper

/s/ Raymond T. White
Raymond T. White

15